[Via EDGAR]

Ms Kathleen Collins
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-4561

September 17, 2008

RE:. Sapiens International Corporation N.V
Form 20-F for the fiscal year ended December 31, 2007
Filed on June 25, 2008
File No. 0-20181

Dear Ms. Collins:

Reference is made to the letter dated August 19, 2008 to Sapiens International Corporation N.V. (the “Company”), setting forth the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Form 20-F for the fiscal year ended December 31, 2007.

Further to the telephone discussion held on September 16, 2008 between yourself and Mr. Richard H. Gilden, the Company’s U.S. counsel, the Company requires additional time to respond to the Staff’s comments and accordingly, the Company will provide its response to the Staff by no later than September 30, 2008.

Sincerely,

/s/ Roni Giladi
Roni Giladi
Chief Financial Officer